[redacted]

09056750

SE[illegible] MISSION
Washington, D.C. 20549

BB 3/13 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Star Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Wacker Drive, Suite 1416
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Contos (312) 580-0909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/17

OATH OR AFFIRMATION

I, Peter G. Contos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Star Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer

Title

Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
MARY ANNE LAZOWSKI
MY COMMISSION EXPIRES
APRIL 4, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH STAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
North Star Investment Services, Inc.

We have audited the accompanying statement of financial condition of North Star Investment Services, Inc. as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of North Star Investment Services, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 6, 2009

NORTH STAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 143,683
Receivable from broker/dealers	16,793
Leasehold improvements, office furniture and equipment at cost, net of $12,232 accumulated depreciation	4,811
Other assets	43,459
TOTAL ASSETS	$ 208,746

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 4,767
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 50,000 shares; issued 14,871 shares; outstanding 14,302 shares	$ 14,871
Additional paid in capital	556,255
Retained earnings (deficit)	(266,950)
Less 569 shares in treasury, at cost	(100,197)
Total Shareholders' Equity	$ 203,979
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 208,746

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of North Star Financial Services Corp., was incorporated in the state of Michigan on September 7, 1979. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Depreciation - Depreciation of furniture and equipment is provided for using the straight-line method over a five year period. Depreciation of leasehold improvements is provided for using the straight-line method over a ten year period.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Most of the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclo-

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

sure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES

As previously mentioned, the Company is wholly-owned by North Star Financial Services Corp. (NSFSC). Through common ownership and management the Company is also affiliated with North Star Investment Management Corp. (NSIMC), (a registered investment advisor), North Star Benefits LLC and Kuby Gottlieb Investments, Ltd. (general partner of two investment funds).

Effective July 1, 2005, the Company entered into an agreement with NSIMC, whereby the Company will provide office space, administrative services and other overhead and operating services to NSIMC. In consideration for these services NSIMC will pay the Company $14,300 per month. Under the terms of this agreement NSIMC paid the Company $170,400. These payments reduced occupancy and equipment rental, other compensation, communications expense and other expense on the statement of income. This agreement was terminated on December 31, 2008.

During the year ended December 31, 2008, the Company paid $51,353 to NSFSC for equipment rental.

The Company has entered into an agreement with NSIMC, effective January 1, 2009, whereby NSIMC will pay certain expenses on the Company's behalf. The Company pays NSIMC $10,425 each month as reimbursement for these expenses and for management services to be provided for that month.

NOTE 3 - RETIREMENT PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. The Company's contribution to this plan for the year ended December 31, 2008 was $6,720.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008 the Company's net capital and required net capital were $151,709 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 3%.

NOTE 5 - COMMITMENT

Lease Commitment - Minimum annual rentals under a noncancellable lease for office space, expiring June 30, 2010, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2009	$ 92,489
2010	46,741
Total	$ 139,230

Office rent expense for this lease for the year was $93,479.

NOTE 6 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward of $258,549 which begins to expire December 31, 2024.

NOTE 7 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, to-be-announced securities (TBAs) and securities

NOTE 7 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company entered into an agreement with another broker/dealer (Primary Introducing Broker/dealer – or PIBD) whereby the PIBD will introduce securities transactions to its own Clearing Broker/dealer that have been introduced to the PIBD by the Company. According to this two-tiered process, the customer name and other information is fully disclosed to PIBD's Clearing Broker/dealer. In addition, the processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by PIBD's Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the PIBD's Clearing Broker/dealer on the Company's behalf.

In consideration for introducing customers to the PIBD and the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the PIBD and its Clearing Broker/dealer. As part of the terms of the agreement between the Company and PIBD and its Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the PIBD or its Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations

NOTE 7 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

and it is necessary for the PIBD or Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of this agreement with the PIBD, the Company is restricted from obtaining services similar to that in the agreement with the PIBD without prior written consent from the PIBD's Clearing Broker/dealer.